June 30, 2011

VIA EDGAR

Michael R. Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Community Banks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Request for Withdrawal – File No. 333-168769

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, United Community Banks, Inc. (the “Company”) hereby respectfully requests the withdrawal of Amendment No. 1 to the registration statement on Form S-1, which was filed with the U.S. Securities and Exchange Commission on June 28, 2011 using the registration statement file number 333-168769 (the “Amendment”).

The Company’s Amendment was filed in error using the incorrect registration statement file number in the EDGAR system.  The Amendment is being withdrawn to re-file such Amendment using the correct registration statement file number, which is 333-174420.

If the Commission has any questions or requires any additional information, please do not hesitate to contact James W. Stevens of Kilpatrick Townsend & Stockton LLP, the Company’s outside counsel, at (404) 815-6500.  We thank you in advance for your assistance with this matter.

Sincerely,

UNITED COMMUNITY BANKS, INC.

By:	/s/ Rex S. Schuette
Rex S. Schuette
Executive Vice President and
Chief Financial Officer

Cc:	James W. Stevens, Esq.
Kilpatrick Townsend & Stockton LLP